Exhibit 21.1

Subsidiaries of Industrial Enterprises of America, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

EMC Packaging, Inc.	Delaware corporation
Todays Way Manufacturing, LLC	New Jersey limited liability company
Unifide Industries, Limited Liability Company	New Jersey limited liability company
Spinwell Holding Company, LLC	Ohio limited liability company